Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	July 2,	July 3,	June 27,
	2010	2009	2008
	(In millions except ratios)

Earnings:
Income from continuing operations before income taxes	$840.3	$485.3	$667.5
Plus: Fixed Charges	79.9	59.2	64.3
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	(0.5)	(0.2)	(0.1)
Undistributed Earnings in Equity Investments	—	—	—

	$919.7	$544.3	$731.7

Fixed Charges:
Interest Expense	$72.1	$52.8	$53.1
Plus: Capitalized Interest	0.5	0.2	0.1
Interest Portion of Rental Expense	7.3	6.2	11.1

	$79.9	$59.2	$64.3

Ratio of Earnings to Fixed Charges	11.51	9.19	11.38